Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES(2)

(UNAUDITED)

	Six Months Ended June 30, 2010	Years Ended December 31,
		2009	2008	2007	2006	2005
Income (loss) before income taxes and cumulative effect of changes in accounting principles	$513	$903	$1,051	$620	$517	$(765)
Add: estimated fixed charges	600	1,204	1,180	1,253	1,327	1,653
Add: estimated amortization of capitalized interest	6	14	15	12	12	14
Less: interest capitalized	(8)	(14)	(21)	(16)	(14)	(13)

Total earnings available for fixed charges	$1,111	$2,107	$2,225	$1,869	$1,842	$889

Estimate of interest factor on rentals	$48	$101	$90	$98	$104	$152
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	544	1,089	1,069	1,139	1,209	1,488
Interest capitalized	8	14	21	16	14	13

Total fixed charges	$600	$1,204	$1,180	$1,253	$1,327	$1,653

Ratio of earnings to fixed charges	1.9	1.8	1.9	1.5	1.4	nm
Additional pre-tax income needed for earnings to cover total fixed charges	$—	$—	$—	$—	$—	$764

nm—Negative ratios or ratios less than 1.0 are considered not meaningful.

(1)	Interest expense includes only interest related to long-term borrowings and capital lease obligations.
(2)	We have reclassified certain prior year amounts to conform to the current quarter presentation.